Exhibit 7

U.S. Bank National Association

Statement of Financial Condition

As of 12/31/2012

($000’s)

12/31/2012
Assets
Cash and Balances Due From Depository Institutions	$8,252,302
Securities	74,022,528
Federal Funds	74,234
Loans & Lease Financing Receivables	219,884,343
Fixed Assets	5,024,268
Intangible Assets	12,542,566
Other Assets	25,288,375

Total Assets	$345,088,616

Liabilities
Deposits	$253,686,214
Fed Funds	4,291,213
Treasury Demand Notes	0
Trading Liabilities	404,237
Other Borrowed Money	30,911,125
Acceptances	0
Subordinated Notes and Debentures	4,736,320
Other Liabilities	11,473,186

Total Liabilities	$305,502,295

Equity
Common and Preferred Stock	18,200
Surplus	14,133,290
Undivided Profits	23,981,892
Minority Interest in Subsidiaries	$1,452,939

Total Equity Capital	$39,586,321

Total Liabilities and Equity Capital	$345,088,616

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